EXHIBIT 23.1


Consent of Independent Accountants

The Board of Directors
Shenandoah Telecommunications Company:

We consent to the incorporation by reference in the registration statements No. 333-21733 on Form S-8 and No. 333-74297 on Form S3-D of Shenandoah Telecommunications Company of our report dated February 14, 2003, except as to note 2, which is as of February 28, 2003, with respect to the consolidated balance sheets of Shenandoah Telecommunications Company as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income (loss), and cash flows for the years then ended, which report is incorporated by reference in the 2002 Annual Report on Form 10-K of Shenandoah Telecommunications Company. Our report refers to a change in the method of accounting for goodwill.


/s/KPMG LLP


Richmond, Virginia
March 28, 2003